Yukon-Nevada Gold Corp. Appoints New Director

Vancouver, BC – May 10, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) (“YNG” or the “Company”) is pleased to announce that it has appointed Shaun Heinrichs as a director of the Company. Mr. Heinrichs also currently holds the position of Chief Financial Officer of the Company.

Mr. Heinrichs has over fourteen years of financial accounting experience, beginning with seven years of public practice experience with Ernst & Young in Vancouver. His primary role at Ernst & Young was as a lead assurance or advisory manager on several large US and Canadian public companies within the BC region. He subsequently held senior management roles in several large public companies as well as a large BC utility prior to joining Yukon-Nevada Gold Corp. Mr. Heinrichs became the Chief Financial Officer of YNG in November 2008 and has acted in that role since that time. Mr. Heinrichs holds a business degree from Simon Fraser University and is both a Chartered Accountant in Canada and a Certified Public Accountant in the United States.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.